Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Year Ended December 31, 2023

Tel-Aviv, Israel, March 27, 2024 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and the US, today reported the publication in Israel of financial statements for the year ended December 31, 2023 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4% through its indirect 50% ownership of Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd.) (“Ellomay Luzon Energy”).

On March 27, 2024, Amos Luzon Entrepreneurship and Energy Group Ltd. (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Ellomay Luzon Energy, which, in turn, holds 18.75% of Dorad, published its annual report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the annual report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad for the year ended December 31, 2023 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Ellomay Luzon Energy) in its financial results and financial statements for this period. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides an English version of Dorad’s financial results.

Dorad Financial Highlights

●	Dorad’s revenues for the year ended December 31, 2023 – approximately NIS 2,722.4 million.

●	Dorad’s operating profit for the year ended December 31, 2023 – approximately NIS 438.9 million.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. Since January 1, 2023, the months of the year are split into three seasons as follows: the summer season – the months of June, July, August and September; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to May and from October to November. There is a higher demand for electricity during the winter and summer seasons, and the average electricity consumption is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Due to various reasons, including the effects of the increase in the Israeli CPI impacting interest payments by Dorad on its credit facility, the results included herein may not be indicative of full year results in the future or comparable to full year results in the past.

The financial statements of Dorad include a note concerning the impact of the war in Israel, which commenced on October 7, 2023, on Dorad’s operations. The note states that the “Iron Swards” war commenced on October 7, 2023, by a surprise attack by the Hamas terror organization against the State of Israel, following which a substantial recruitment of reserves was made and the State of Israel declared a war situation. During the days of fighting, thousands of rockets were launched towards the State of Israel, and shrapnel landed several times in the area of the Dorad power plant and caused immaterial damage to property and equipment, but did not impact the ongoing operation of the power plant. The security situation resulted in a decrease in the scope of economic and business activity in Israel and caused, among other things, a disruption in the supply and production chain, a decrease in the scope of national transportation, a shortage of personnel, a decrease in the value of financial assets and an increase in the exchange rate of foreign currencies relative to the NIS. Due to the war and in accordance with notifications provided by the Israeli Ministry of Energy to the operator of the “Tamar” natural gas field, the natural gas extraction from the reservoir was temporarily halted and thereafter renewed. This did not have a material impact on Dorad’s operations, which continued operating the power plant based on natural gas purchased from Energean Israel Ltd. Dorad estimated, based on the information it had as of February 29, 2024 (the date of approval of Dorad’s financial statements as of December 31, 2023), that the current events and the security escalation in Israel have an impact on its results but that the impact on its short-term business results will be immaterial. Dorad further notes that as this event is not under the control of Dorad, and factors such as the continuation of the war and hostilities or their cessation may affect Dorad’s assessments, as of the date of the financial statements, Dorad had no ability to assess the extent of the impact of the war on its business activity and its medium and long-term results. Dorad continues to regularly monitor the developments and examine the effects on its operations and the value of its assets.

An English version of the financial results for Dorad as of December 31, 2023 and 2022 and for each of the three years ended December 31, 2023 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Luzon Group, Ellomay Luzon Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

●	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL that finished construction of photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the Lazio Region, Italy;

●	Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL, Ellomay Solar Italy Seven SRL, Ellomay Solar Italy Nine SRL and Ellomay Solar Italy Ten SRL that are developing photovoltaic projects with installed capacity of 15.06 MW, 87.2 MW, 54.77 MW, 8 MW and 18 MW, respectively, in Italy that have reached “ready to build” status; and

●	Fairfield Solar Project, LLC, Malakoff Solar I, LLC, Malakoff Solar II, LLC, Mexia Solar I, LLC, Mexia Solar II, LLC, and Talco Solar, LLC, that are developing photovoltaic projects with installed capacity of 13.44 MW, 6.96 MW, 6.96 MW, 5.2 MW, 5.2 MW and 9.7 MW, respectively, in the Dallas Metropolitan area, Texas, and have reached “ready to build” status.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, continued war and hostilities in Israel, regulatory changes, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad, competition, changes in the supply and prices of resources required for the operation of the Dorad’s facilities and in the price of oil and electricity, changes in the Israeli CPI, changes in interest rates, seasonality, failure to obtain financing for the expansion of Dorad and other risks applicable to projects under development and construction and political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States, in addition to other risks and uncertainties associated with the Company’s and Dorad’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

Dorad Energy Ltd.

Statements of Financial Position

	December 31	December 31
	2023	2022
	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	219,246	151,481
Trade receivables and accrued income	211,866	238,581
Other receivables	12,095	32,809
Total current assets	443,207	422,871

Non-current assets
Restricted deposits	522,319	514,543
Prepaid expenses	30,053	32,072
Fixed assets	3,106,550	3,253,196
Intangible assets	7,653	6,404
Right of use assets	55,390	57,486
Total non-current assets	3,721,965	3,863,701

Total assets	4,165,172	4,286,572

Current liabilities
Current maturities of loans from banks	299,203	279,506
Current maturities of lease liabilities	4,787	4,645
Trade payables	166,089	228,468
Other payables	31,446	11,439
Total current liabilities	501,525	524,058

Non-current liabilities
Loans from banks	1,995,909	2,211,895
Other long-term liabilities	12,943	17,529
Long-term lease liabilities	47,618	49,292
Provision for restoration and decommissioning	38,985	50,000
Deferred tax liabilities	278,095	215,016
Liabilities for employee benefits, net	160	160
Total non-current liabilities	2,373,710	2,543,892

Equity
Share capital	11	11
Share premium	642,199	642,199
Capital reserve for activities with shareholders	3,748	3,748
Retained earnings	643,979	572,664
Total equity	1,289,937	1,218,622

Total liabilities and equity	4,165,172	4,286,572

Dorad Energy Ltd.

Statements of Profit and Loss for the Year Ended December 31

	2023	2022	2021
	NIS thousands	NIS thousands	NIS thousands
Revenues	2,722,396	2,369,220	2,103,911

Operating costs of the power plant
Energy costs	583,112	544,118	428,051
Purchases of electricity and infrastructure services	1,244,646	1,088,127	1,053,997
Depreciation and amortization	242,104	239,115	225,715
Other operating costs	186,024	157,189	114,360
Total operating costs of the power plant	2,255,886	2,028,549	1,822,123

Profit from operating the power plant	466,510	340,671	281,788

General and administrative expenses	27,668	24,066	24,502
Other income	39	-	11,603

Operating profit	438,881	316,605	268,889

Financing income	45,286	52,131	4,694
Financing expenses	209,773	271,116	219,013

Financing expenses, net	164,487	218,985	214,319

Profit before taxes on income	274,394	97,620	54,570

Taxes on income	63,079	22,340	12,844

Net profit for the year	211,315	75,280	41,726

Dorad Energy Ltd.

Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for activities with controlling shareholders	Retained earnings	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the year ended December 31, 2023

Balance as at January 1, 2023	11	642,199	3,748	572,664	1,218,622

Dividend distributed	-	-	-	(140,000)	(140,000)
Net profit for the year	-	-	-	211,315	211,315
Balance as at December 31, 2023	11	642,199	3,748	643,979	1,289,937

For the year ended December 31, 2022

Balance as at January 1, 2022	11	642,199	3,748	497,384	1,143,342

Net profit for the year	-	-	-	75,280	75,280
Balance as at December 31, 2022	11	642,199	3,748	572,664	1,218,622

For the year ended December 31, 2021

Balance as at January 1, 2021	11	642,199	3,748	555,658	1,201,616

Dividend distributed	-	-	-	(100,000)	(100,000)
Net profit for the year	-	-	-	41,726	41,726
Balance as at December 31, 2021	11	642,199	3,748	497,384	1,143,342

Dorad Energy Ltd.

Statements of Cash Flows for the Year Ended December 31

	2023	2022	2021
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit for the year	211,315	75,280	41,726
Adjustments:
Depreciation, amortization, and diesel consumption	245,566	242,345	228,099
Taxes on income	63,079	22,340	12,844
Financing expenses, net	164,487	218,985	214,319
	473,132	483,670	455,262

Change in trade receivables	26,715	9,991	48,875
Change in other receivables	20,714	7,480	(18,888)
Change in trade payables	(115,976)	(127,907)	22,926
Change in other payables	2,507	4,339	3,292
Change in other long-term liabilities	(4,586)	1,695	15,834
	(70,626)	(104,402)	72,039

Taxes on income paid	-	(21,795)	-

Net cash from operating activities	613,821	432,753	569,027

Cash flows from investing activities:
Proceeds from settlement of financial derivatives	8,884	13,652	392
Decrease (increase) in long-term restricted deposits	40,887	-	(53,175)
Investment in fixed assets	(102,082)	(110,715)	(72,530)
Investment in intangible assets	(3,162)	(1,810)	(2,020)
Interest received	33,501	6,433	1,584
Net cash used in investing activities	(21,972)	(92,440)	(125,749)

Cash flows from financing activities:
Repayment of lease liability principal and interest	(4,817)	(4,726)	(4,624)
Repayment of loans from banks	(253,382)	(255,705)	(210,449)
Dividends paid	(122,500)	-	(100,000)
Interest paid	(151,220)	(159,804)	(162,781)
Net cash used in financing activities	(531,919)	(420,235)	(477,854)

Net increase (decrease) in cash and cash equivalents	59,930	(79,922)	(34,576)

Effect of exchange rate fluctuations on cash and cash equivalents	7,835	29,543	(10,643)
Cash and cash equivalents at beginning of year	151,481	201,860	247,079

Cash and cash equivalents at end of year	219,246	151,481	201,860